UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:
Lee Enterprises, Inc.
2.	Name of Persons Relying on Exemption:
Cannell Capital LLC J. Carlo Cannell Cuttyhunk Master Portfolio Tristan Partners, L.P. Tristan Offshore Fund Ltd. Tonga Partners, L.P.
3.	Address of Persons Relying on the Exemption:
c/o Cannell Capital LLC 245 Meriwether Circle Alta, WY 83414
4.	Written Material. The following written materials are attached:
On January 28, 2019, J. Carlo Cannell sent the following letter and slide presentation, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, to certain shareholders of the Registrant.